UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report: June 19, 2020
(Date of earliest event reported)

LA JOLLA PHARMACEUTICAL COMPANY
(Exact name of registrant as specified in its charter)
Commission File Number: 1-36282

California	33-0361285
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4550 Towne Centre Court, San Diego, California 92121
(Address of principal executive offices, including zip code)

(858) 207-4264
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.0001 per share	LJPC	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01     Other Events

As previously disclosed, on May 11, 2020, La Jolla Pharmaceutical Company submitted an offer to acquire 100% of the equity of Tetraphase Pharmaceuticals, Inc. for $22.3 million in cash up-front, plus an additional $12.5 million in cash potentially payable under contingent value rights to be issued in the transaction. On June 4, 2020, Tetraphase entered into an Agreement and Plan of Merger with Melinta Therapeutics, Inc. for the sale of Tetraphase for aggregate consideration of approximately $39 million, plus an additional $16.0 million in cash potentially payable under contingent value rights. On June 19, 2020, La Jolla submitted a revised offer to acquire 100% of the equity of Tetraphase for $43 million in cash up-front, plus an additional $16.0 million in cash potentially payable under contingent value rights to be issued in the transaction. Along with its offer, La Jolla submitted an execution-ready form of Agreement and Plan of Merger pursuant to which the proposed acquisition (if accepted by Tetraphase) would be structured as a tender offer. A copy of the bid letter is filed herewith as Exhibit 99.1.

Item 9.01        Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Correspondence dated June 19, 2020

The tender offer proposed to the Tetraphase Board of Directors and referred to in this communication (an “Offer”) has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of Tetraphase common stock or any other securities. On the commencement date of any Offer, a tender offer statement including an offer to purchase, a letter of transmittal and related materials, will be filed under cover of Schedule TO-T with the SEC by La Jolla and a wholly owned subsidiary. The offer to purchase shares of Tetraphase common stock will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by La Jolla as part of its Schedule TO-T. Investors and security holders are urged to read both the tender offer statement filed by La Jolla and any solicitation/recommendation statement filed by Tetraphase regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer materials (if any).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LA JOLLA PHARMACEUTICAL COMPANY

Date:	June 22, 2020	By:	/s/ Michael Hearne
Michael Hearne
Chief Financial Officer